Exhibit 99.1

Robert A. Schick Chairman of the Board & President 35 William Street, Lyons, NY 14489 RSchick@BankwithLNB.com Phone: 315-946-8260 ● Cell: 585-474-2604 www.BankwithLNB.com

July , 2021

Robert A. Schick

477 South Main Street

Geneva, New York 14456

Dear Bob,

In the last fiscal year government economic stimulus programs have helped grow our balance sheet by over 22%, or $295 million over the prior fiscal year. To support this rapid growth, I am pleased to tell you that your Board has approved a new common stock sale that is being offered to current Lyons Bancorp common and preferred shareholders at a discount to our stock’s current trading price.

This sale is known as a Rights Offering and it gives you the “right” to purchase one (1) new share of Lyons Bancorp common stock for a price of $XXXX per share for each thirteen (13) shares you currently own. Furthermore, you may have the opportunity to purchase additional shares, at the same discounted price through the over-subscription opportunity if all current shareholders do not fully participate in this offering. We also plan to offer any unsold shares in the rights offering to beneficial owners and other investors in a supplemental offering.

You are not obligated to participate in this offering, nor are you required to purchase the full amount of your subscription rights.

Please read the enclosed material. I strongly encourage you to also read the official offering circular which describes this sale in detail. You can review the circular by clicking on the following link _______________________. If you decide to purchase shares, complete and sign the Subscription Election Form and return the same, along with your payment to my attention.

Shares that are purchased through this offering will be held in electronic format at our transfer agent, Broadridge Corporate Issuer Solutions, Inc. You will receive quarterly account statements from Broadridge. Only whole shares will be sold; fractional shares will be dropped.

As always, please call me or Carol Snook, our Corporate Secretary if you have any questions.

Sincerely,

Robert A. Schick

Chairman and President

For our preferred shareholders: To determine the number of common shares you have a right to purchase in the basic subscription right, multiply each share of preferred stock you own by 24 and divide that product by 13. For example, a preferred shareholder who owns 25 shares of our preferred stock has a right to purchase 46 shares of common stock in this offering (25x24)/13 = 46. Please note that by participating in this offering, you are NOT converting your preferred shares.

For our common shareholders: To determine the number of common shares you have a right to purchase in the basic subscription right, divided the number of common shares you currently own by 13. For example, if you currently own 250 shares you have a right to purchase 19 shares of common stock in this offering (250/13 = 19).